FORM 6-K/A
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of September, 2007
Commission File Number 1-11080
THE ICA CORPORATION
(Translation of registrant’s name into English)
Minería No. #145
11800 México D.F.
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐

SIGNATURE
EX-99.1: FORM OF UNDERWRITING AGREEMENT

     This report on Form 6-K/A contains the following exhibit, which is hereby incorporated by reference as Exhibit 1 to our registration statement on Form F-3 (SEC File No. 333-145973), filed with the SEC on September 11, 2007.
     Exhibit 1 Form of Underwriting Agreement
SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 26, 2007

Empresas ICA, S.A.B. de C.V.
/s/ JOSE LUIS GUERRERO ALVAREZ
Name:	Jose Luis Guerrero Alvarez
Title:	Chief Executive Officer